PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 1
PROSPECTUS SUPPLEMENT Dated March 14, 2019	Dated September 23, 2019
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

U.S. $5,800,199,431
FORD MOTOR CREDIT COMPANY LLC

MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue – Series B

$600,000,000 3.550% Fixed Rate Notes Due 2022

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars.

Issuer:	Ford Motor Credit Company LLC

Trade Date:	September 23, 2019

Issue Date:	September 26, 2019 (T+3)

Stated Maturity:	October 7, 2022

Principal Amount:	$600,000,000

Interest Rate:	3.550%

Yield to Maturity:	3.578%

Price to Public:	99.919% plus accrued interest from the Issue Date

All-in Price:	99.769%

Net Proceeds (Before Expenses) to Issuer:	$598,614,000

Interest Payment Dates:	Semi-annually on each April 7 and October 7, commencing April 7, 2020 (long first coupon)

Regular Record Dates:	The fifteenth day (whether or not a Business Day) preceding the applicable Interest Payment Date

CUSIP / ISIN:	34540XAB9 / US34540XAB91

Plan of Distribution:	Name	Principal Amount Of Notes
	Morgan Stanley & Co. LLC (Joint Bookrunner)	$300,000,000
	Deutsche Bank Securities Inc. (Joint Bookrunner)	180,000,000
	Scotia Capital (USA) Inc. (Co-Manager)	120,000,000
	Total	$600,000,000

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.769% plus accrued interest from September 26, 2019 if settlement occurs after that date.

It is expected that delivery of the Notes will be made against payment therefor on or about September 26, 2019, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.